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404-881-7000
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Paul J. Nozick	Direct Dial: 404-881-7451	Email: paul.nozick@alston.com

July 7, 2016
Via EDGAR

Mr. Jim Allegretto Senior Assistant Chief Accountant Office of Consumer Products Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Mohawk Industries, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 29, 2016 File No. 001-13697
Dear Mr. Allegretto:
In connection with the review by the Securities and Exchange Commission of the above referenced filing of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated June 7, 2016 to Frank H. Boykin, Chief Financial Officer of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Financial Data, page 20

1.
We note you changed your calculation of working capital such that it now appears to exclude the current portion of long-term debt. Please tell us the reasons for excluding the current portion of long-term debt in your calculation of working capital. Please also tell us your consideration for providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K related to the use of this measure, or explain to us how your calculation of working capital is consistent with the definitions of working capital and current liabilities in the ASC Master Glossary.

Response:

The current portion of long-term debt was excluded from the calculation of working capital as of December 31, 2015 due to the significant increase in commercial paper borrowings for the planned January 15, 2016 bond payment, which caused the short-term debt balance to be unusually high when compared to prior periods. The Company believed the adjusted working capital calculation presented working capital on a more comparable basis. The Company acknowledges the Staff’s comment and in future filings will ensure the calculation of working capital

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for all periods presented is consistent with the definitions in the ASC Master Glossary, or will provide the relevant disclosures required by Item 10(e)(1)(i) in all future filings when a non-GAAP financial measure is presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, as Compared with Year Ended December 31, 2014, page 24

2.
We note from the remarks made by management during the fourth quarter 2015 earnings call that the carpet industry is experiencing decreasing average prices and a lower growth rate. While you broadly discuss changes in pricing and volume for each segment, if material to any of your segments, please separately discuss the impact of changes in price and volume for your carpet business on your results, particularly on your sales and gross profit, as well as known material trends related to this business. Refer to Item 303(A)(3)(ii) and (3)(iii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and in all future filings will separately discuss material changes in volume, on the one hand, and changes in price and product mix, on the other, for product categories within its segments. Please note that the Company tracks the aggregate net effect of price and product mix and does not split those two components. Management believes that tracking such information separately is not practical without undue expense and effort. Moreover, reporting price and mix in the aggregate provides the reader with insight into the same data set that is used by management in the operation of the business, which is reflected in the remarks made by management during the fourth quarter 2015 earnings call.

In the case of the Flooring North America segment, net sales for the fiscal year ended December 31, 2015 were negatively impacted by price and product mix of approximately $114 million, the majority of which was related to carpet products. Among other factors, the negative price/mix impact on the Company’s carpet products was partly driven by a shift in consumer preferences from soft to hard surface products and from nylon to lower priced polyester carpet fibers. The Company will discuss in its future filings these and other known trends affecting product categories that are material to segment results.

The following disclosures have been taken from the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) section of the Company’s Form 10-K for the fiscal year ended December 31, 2015 and revised to add the underlined text, illustrating the expanded narrative discussion as if the Company had provided the requested information in its 10-K for the fiscal year ended December 31, 2015. The revised disclosure is illustrative of what the Company will provide in future filings, as appropriate.

MD&A-Net sales:

“Flooring NA Segment-Net sales increased $161.1 million, or 4.7%, to $3,602.1 million for 2015, compared to $3,441.0 million for 2014. The increase was primarily attributable to higher sales volume of approximately $275 million, or 8%, partially offset by the unfavorable net impact of price and product mix of approximately $114 million, or 3%, the majority of which was attributable to price and mix in carpet. Of the $275 million increase in volume, approximately $77 million was attributable to the IVC Group acquisition.”

MD&A-Overview:

“A majority of the Company’s sales and long-lived assets are located in the United States and Europe. The Company expects continued strong performance in the United States market as residential housing starts and remodeling continue to rebound. In Europe, the Company’s operations improved on a local basis despite a challenging macro-economic environment. The Company also has operations in Mexico and Russia where the Company is growing market share, especially in its ceramic tile product lines. While the

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Company is performing well in the local markets where it operates, the Company expects that a strong U.S. dollar will continue to impact the translation of its foreign operating results.

The floor covering industry continues to experience a change in product mix as hard surface products grow faster than carpet. The increasing sales of polyester carpets are reducing the average selling prices of the product category. The Company believes that it is well positioned in all product types to satisfy these changes in customer trends.”

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(9) Long-Term Debt, page 56

3.
We note that your 2015 Senior Credit Facility restricts “dividends and other similar restricted payment.” Please tell us how you considered the applicability of the disclosure requirements of Rule 4-08(e) of Regulation S-X and Schedule I as described in Rule 5-04 of Regulation S-X.

Response:

The Company’s Amended and Restated Senior Credit Facility dated as of March 26, 2015, as amended by the First Amendment thereto dated as of March 1, 2016, is filed as an exhibit to its Current Reports on Form 8-K filed on March 27, 2015 and March 4, 2016 (collectively, the “2015 Senior Credit Facility”). Under the 2015 Senior Credit Facility, there are no restrictions on the payment of dividends as long as, after giving effect to the dividend, there is no default continuing under the 2015 Senior Credit Facility and (A) the Company’s Consolidated Interest Coverage Ratio is not less than 3.00 to 1.00, and (B) the Company’s Consolidated Net Leverage Ratio is not greater than 3.75 to 1.00. The Consolidated Interest Coverage Ratio is the ratio of Consolidated EBITDA to Consolidated Cash Interest Expense, and the Consolidated Net Leverage Ratio is the ratio of Consolidated Net Funded Indebtedness to Consolidated EBITDA (in each case, as such terms are defined in the 2015 Senior Credit Facility). As of the fiscal year ending December 31, 2015, the Consolidated Interest Coverage Ratio was 18.631 and the Consolidated Net Leverage Ratio was 2.213. Based upon the Consolidated EBITDA at December 31, 2015, the Company calculates that it could have incurred additional indebtedness of approximately $2.2 billion without triggering any restrictions on dividends.

Accordingly, the Company believes that the provisions of the Credit Agreement do not represent a restriction to the Company’s consolidated subsidiaries’ ability to pay dividends or to the successful future operations of the Company, and disclosure requirements of Rule 4-08(e) of Regulation S-X and Schedule I as described in Rule 5-04 of Regulation S-X are not required as of December 31, 2015.

The following disclosure has been taken from the Company’s Form 10-K for the fiscal year ended December 31, 2015 and revised to add the underlined text, illustrating the expanded narrative discussion as if the Company had provided the requested information in its 10-K for the fiscal year ended December 31, 2015:

“The 2015 Senior Credit Facility includes certain affirmative and negative covenants that impose restrictions on the Company's financial and business operations, including limitations on liens, subsidiary indebtedness, fundamental changes, asset dispositions, dividends and other similar restricted payments, transactions with affiliates, future negative pledges, and changes in the nature of the Company's business. ~~These limitations are subject to exceptions.~~ The Company is also required to maintain a Consolidated Interest Coverage Ratio of at least 3.0 to 1.0 and a Consolidated Net Leverage Ratio of no more than 3.75 to 1.0, each as of the last day of any fiscal quarter. The limitations contain customary exceptions or, in certain cases, do not apply as long as the Company is in compliance with the financial ratio requirements and is not otherwise in default.”

Securities and Exchange Commission

Finally, Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding these responses, please contact the undersigned by email at paul.nozick@alston.com or by phone at (404) 881-7451.

Very truly yours,

/s/ Paul J. Nozick
Paul J. Nozick

cc:    Jeffrey S. Lorberbaum
Frank H. Boykin
R. David Patton